SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                                TELOS CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
    -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 692-6395
    -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 20, 2005
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              506,811
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               0
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 506,811
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              14,476
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               506,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 14,476
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 5 to SCHEDULE 13D

         This amendment ("Amendment No. 5") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth
W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew
R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 5 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On September 20, 2005, Roark, as General Partner of Costa Brava, sent a letter to Mr. Joel Flax of Goodman & Company, LLP, the Issuer's independent auditors ("Goodman"), regarding the Issuer's election of SFAS 6, "Classification of Short-Term Obligations Expected to be Refinanced" with respect to the Redeemable Preferred Stock. A copy of the letter to Mr. Flax is attached hereto as Exhibit 99.3. Roark notes that the Prospectus referred to in the letter was filed with the SEC under file number 33-31671.

         As of the date of this Amendment No. 5, except as otherwise set forth in the Schedule, none of the Reporting Persons has any present plan or intention which may result in, or relate to, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP

         *Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Schedule 13D is true, complete and correct.

Dated:  September 26, 2005             COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                       EXHIBIT INDEX
                                       -------------

Exhibit 1       Joint Filing Agreement, dated as of September 26, 2005.

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of Board of Directors of the Issuer*

Exhibit 99.2    Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP


* Filed with an earlier version of this Schedule 13D.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 5 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  September 26, 2005             COSTA BRAVA PARTNERSHIP III, LP

                                        By: Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT 99.3

                       Letter dated September 20, 2005 to
            Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP


September 20, 2005

Mr. Joel Flax
Partner in Charge
Goodman & Company, LLP
One Commercial Place
Norfolk, VA 23510-2119

VIA FEDEX

Re:  Telos Corporation

Dear Mr. Flax:

As you may be aware, Costa Brava Partnership III, L.P. ("CBIII") is a significant holder of Telos' 12% Exchangeable Redeemable Preferred Stock (the "Security").

CBIII has conducted a thorough review of Telos' Form 10-K for the fiscal year ended 2004 and its Form 10-Q for the quarters ended March 2005 and June 2005. Your firm acts as Telos' Independent Registered Public Accounting Firm and rendered an unqualified audit opinion in the 2004 10-K.

CBIII would appreciate your assistance in understanding your firm's audit opinion on Telos' election of SFAS 6 - Statement of Financial Accounting Standards No. 6: Classification of Short-Term Obligations Expected to be Refinanced.

As you know, Telos made this election in the 10-K and in the 10-Q's in regard to the short-term obligation of Telos to conduct the mandatory redemption of the Security. Furthermore, Telos stated that its compliance with the requirements of SFAS 6 is its intent and ability to exchange the Security for 12% Junior Subordinated Debentures.

As stated in Telos' 1989 Proxy Statement / Prospectus (the "Prospectus"), the Debentures cited in the 10-K and 10-Q's have the identical mandatory redemption terms as the Security. A copy of the Prospectus in enclosed for your reference. As stated on page 81:

         "On the first interest payment date after the sixteenth anniversary [December 1, 2005] of the Effective Date [of the C3 Inc. merger]...the Company will be required to redeem 20% of the greatest principal amount of the Exchange Debentures outstanding......"


It is clear that the first mandatory redemption of the Debentures is, in fact, December 1, 2005.

Furthermore, the mandatory redemption terms of the Security are set forth on page 77 of the Prospectus:

         "Mandatory annual redemptions ...will commence on [December 1, 2005] and will continue thereafter...following each subsequent anniversary of the Effective Date at a price of $10, together with all accrued and unpaid dividends...The number of shares to be mandatorily redeemed ...shall be equal to at least 20%....issued and outstanding at any time..."

It is clear to CBIII that the respective mandatory redemption terms of the Security and the Debentures are identical. Additionally, and most importantly, there is no provision in the terms of the Security that permits the satisfaction of the mandatory redemption obligation through an exchange into Exchange Debentures.

In view of the aforementioned terms of the Security and the Exchange Debentures, the election of SFAS 6 appears to be abusive.

While the managers of CBIII are knowledgeable in financial accounting matters, CBIII is very unclear on the legitimacy of Telos' SFAS 6 election and your firm's unqualified audit opinion thereof.

We would appreciate your assistance in providing clarity on this matter. Thank you.


Sincerely,

/s/ ANDREW SIEGEL
-----------------------------
Andrew Siegel
Roark, Rearden & Hamot LLC,
the general partner of Costa Brava Partnership III, L.P.


enc:  C3, Inc.  1989 Proxy Statement / Prospectus